UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Futurefuel Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

36116M106

(CUSIP Number)

Chris Kuchanny

Chairman

Osmium Special Situations Fund Ltd

Canon’s Court,

22 Victoria Street,

Hamilton, HM 11,

Bermuda

(441) 296 7130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (3-06)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 36116M106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Osmium Special Situations Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 6,854,992
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 6,854,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,854,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 21.97%
14.	Type of Reporting Person (See Instructions) IV

CUSIP NO. 36116M106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Osmium Capital Management Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 6,854,992
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 6,854,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,854,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 21.97%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 36116M106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chris Kuchanny
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) United Kingdom		☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 6,854,992
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 6,854,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,854,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 21.97%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Futurefuel Corp., a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

Item 2.	Identity and Background

(a-f) This Schedule 13D is being filed by Osmium Special Situations Fund Ltd.(the “Fund”), Osmium Capital Management Ltd (“Osmium”), and Chris Kuchanny (“Mr. Kuchanny” and together with Osmium and the Fund, the “Reporting Persons”).

Mr. Kuchanny, a citizen of the United Kingdom, has a business address of Canon’s Court, 22 Victoria Street, Hamilton, HM 11, Bermuda. His principal occupation is chairman and chief investment officer of Osmium.

Osmium is a Bermuda exempted limited liability company which has its principal office at Canon’s Court, 22 Victoria Street, Hamilton, HM 11, Bermuda. The principal business of Osmium is to serve as investment manager to the Fund and to control the investing and trading in securities of the Fund. The principal business of the Fund is to invest and trade in securities.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the $401,900.28 used by the Fund on December 29, 2009 to purchase warrants (the “Warrants”) to purchase shares of Common Stock, and the source of the funds used to make all prior purchases of shares of Common Stock or warrants to purchase such shares, was the working capital of the Fund.

Item 4.	Purpose of Transaction

On behalf of the Fund, Osmium has directed the purchase of the Warrants as an investment for the Fund. Osmium and the Fund share investment power and voting power with respect to the Warrants and the shares of Common Stock reported by them (the “Shares” and together with the warrants to purchase shares of Common Stock that are reported herein, the “Securities”). Mr. Kuchanny, who serves as the control persons of Osmium, shares investment power and voting power with respect to the Securities reported by Osmium and the Fund. The Fund acquired the Securities because Osmium considered them to be an attractive investment opportunity. Osmium may cause the Fund to make further acquisitions of warrants, shares of Common Stock or of other types of securities of the Issuer from time to time or to dispose of any or all of the Securities held by the Fund at any time.

Osmium intends to review continuously the Fund’s investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, Osmium may cause the sale of all or part of the Securities held by the Fund, or may cause the purchase of additional securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Schedule 13D, the Fund beneficially owns an aggregate of 6,854,992 shares of Common Stock, which includes 3,014,150 shares of Common Stock issuable upon the exercise of warrants. The holdings of the Fund represent 21.97% of Issuer’s total outstanding Common Stock (including 3,014,150 shares of Common Stock issuable upon the exercise of the warrants held by the Fund). By virtue of the relationship between the Reporting Persons, the Reporting Persons share voting and dispositive power over the Shares.

(c) During the past sixty days, Osmium, on behalf of the Fund, effected the following purchases of shares of Common Stock in the open market:

Date	Price per Share	Number of Shares Purchased
11/13/2009	$7.19	7,350
12/07/2009	$7.123	7,700
12/10/2009	$7.20	2,100
12/28/2009	$6.98	413,000
12/31/2009	$6.92	4,900

During the past sixty days, Osmium also effected the following open market purchases of warrants to purchase shares of Common Stock: (i) on November 2, 2009, 400,000 warrants at a price per warrant of $0.80, (ii) on November 10, 2009, 110,000 warrants at a price per warrant of $0.80, and (iii) on December 29, 2009, 499,255 warrants at a price per warrant of $0.80.

(d) Other than the Fund, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Fund currently holds warrants issued by the Issuer to purchase 3,014,150 shares of Common Stock at a price of $6.00 per share. Further details regarding these warrants have previously been disclosed by the Fund on Form 4.

By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, Osmium and Mr. Kuchanny expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Fund and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that either of Osmium or Mr. Kuchanny is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

2. Warrant Deed dated July 12, 2006 between the Issuer and Capita IRG (Offshore) Limited, as amended (incorporated by reference to Exhibit No. 4.2 to Form 10 filed by the Issuer on April 24, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2010	Osmium Capital Management Ltd

/S/ CHRIS KUCHANNY
	Name:	Chris Kuchanny
	Title:	Chairman and Chief Investment Officer

Osmium Special Situations Fund Ltd

/S/ CHRIS KUCHANNY
	Name:	Chris Kuchanny
	Title:	Director

/S/ CHRIS KUCHANNY
	Name:	Chris Kuchanny